Mail Stop 4561
									October 21, 2005

Mr. Carl E. Berg
Chief Executive Officer
Mission West Properties, Inc.
10050 Bandley Drive
Cupertino, CA 95014

      Re:	Mission West Properties, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
		File No. 0-25235

Dear Mr. Berg:

      After further review of the above referenced filings and your subsequent inquiry with the Office of Chief Counsel of the Division of Corporation Finance regarding the comment raised in our September
20, 2005 letter, we have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Item 15, Exhibits, Financial Statement Schedules and Reports on
Form
8-K, page 88
1. Supplementally advise us as to why Raymond V. Marino is a signatory of the certification filed under Item 601(b)(31) of Regulation S-K but not the certification filed under Item 601(b)(32)
of Regulation S-K.

2. The certifications must comply with the signature requirements of
Rule 302 of Regulation S-T. Please amend your Form 10-K and Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005, in their entirety, to include new certifications that contain conformed signatures in accordance with Rule 302 of Regulation S-T.

3. Please confirm to us that you obtained manually signed certifications from each signatory to your certifications filed as exhibits 31.1, 31.2, 31.3 and 32, at the time of the original filings in accordance with Rule 302 of Regulation S-T.

4. The language in the certifications should not be changed from that set forth in Item 601(b)(31) of Regulation S-K. Please revise your certifications filed to reflect the language exactly as set forth in
Item 601(b)(31) of Regulation S-K. Please make conforming changes to your Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005. Specifically, the following discrepancies were noted in your certifications:

(a) Reference should be made to Rule "15d-15(e)" of the Exchange
Act
rather than Rule "15d-14(e);"

(b) Reference to "Rule 15d-15(f)" of the Exchange Act was omitted from the certifications filed;

(c) All references to "Company" should be replaced with "registrant;"

(d) All references to "annual report" should be replaced with "report;"

(e) In paragraph 4(d), the phrase "fourth fiscal quarter" should be replaced with "most recent fiscal quarter (the registrant`s fourth fiscal quarter in the case of an annual report)."

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3431 if you have questions.



								Sincerely,



      Josh Forgione
      Staff Accountant
Mr. Carl E. Berg
Mission West Properties, Inc.
October 21, 2005
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